Heineken
NV

RECEIVED

2007 FEB 16 A 7:2

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07021080

SUPPL

date
05 December 2006

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find a copy of an announcement of the Dutch Authorities of Financial Markets (AFM) that said that ING Group N.V. has increased their position in Heineken N.V. to 5.4%.

The amount of (ordinary) shares with one vote per share of ING Group N.V. is 26481354. Their interest is indirect existing (middelijk reëel).

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

PROCESSED

FEB 1 6 2007

THOMSON
FINANCIAL

J. van de Merbel
Director Investor Relations
Corporate Finance

Dlw 2/16

melding substantiële deelneming detail



Hieronder worden de details van de door u geselecteerde melding getoond. In de eerste kolom is het totale percentage weergegeven. De andere kolommen geven aan hoe het belang wordt gehouden (rechtstreeks dan wel middellijk) en om wat voor soort belang het gaat (reëel dan wel potentieel). Een wijziging van een substantiële deelneming is niet meldingsplichtig zolang er geen drempelwaarde wordt bereikt, overschreden of onderschreden. Alleen voor bijzondere statutaire zeggenschapsrechten gelden geen drempelwaarden, deze rechten moeten altijd worden gemeld.

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Datum meldingsplicht:	**01 nov 06**
Meldingsplichtige:	**ING Groep N.V.**
Plaats:	**Amsterdam**
Uitgevende instelling:	**Heineken N.V.**
Inschrijving handelsregister:	**33011433**

vorige volgende

Verdeling in aantallen

Soort aandeel	Aantal aandelen	Aantal stemmen	Kapitaalbelang	Stemrecht	Wijze van beschikken	Toelichting
Gewoon aandeel	26481354	26481354	Reëel	Reëel	Middellijk	

Procentuele verdeling

	Totale deelneming	Rechtstreeks reëel	Rechtstreeks potentieel	Middellijk reëel	Middellijk potentieel
Kapitaalbelang	5.40463 %	0 %	0 %	5.40463 %	0 %
Stemrecht	5.40463 %	0 %	0 %	5.40463 %	0 %

Datum laatste update: 29 nov 06

END